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                                             Filed by Petroleum Geo-Services ASA
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14d-9
                                          of the Securities Exchange Act of 1934

                                                       Subject Company: VGS Inc.
                                                     Registration No.: 333-92016


ADDITIONAL INFORMATION

In connection with the proposed merger of Veritas DGC Inc. ("Veritas") and a subsidiary of a newly formed holding company, Veritas and the new holding company will file a proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"), and with respect to the proposed exchange offer for shares of Petroleum Geo-Services ASA ("PGS"), Veritas and the holding company will file a Tender Offer Statement on Schedule TO, which will include a related prospectus, and PGS will file a Solicitation/Recommendation Statement on
Schedule 14D-9. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these documents (when they are available) and other documents filed by PGS, Veritas and the holding company with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus, the tender offer statement and solicitation/recommendation statement (when they are available) and these other documents may also be obtained for free from PGS or Veritas by calling PGS at
(281) 589-7935, or by calling Veritas at (832) 351-8300.

The following memorandum from Reidar Michaelsen, Chairman and CEO of PGS, to employees has been posted on PGS' intranet web site with respect to the transaction and is filed herewith pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-9 of the Securities Exchange Act of 1934:

CLARIFICATION ON PROGRESS OF VERITAS AND PGS MERGER

On June 21 it was announced that the merger closing condition related to Atlantis had been replaced by a right for either party to terminate the transaction during a brief period just prior to the commencement of the PGS exchange offer and the solicitation of proxies from the Veritas shareholders. This period was defined as a five business day period connected to finalizing the SEC review and comment process.

On July 22 it was announced that this 5 day period was postponed to the five business days ending August 15, 2002.

The reason for the postponement announced on July 22nd is the fact that the SEC review and comment process was finalized considerably faster than anticipated. The fact that this happened in the middle of the summer vacation period, made it necessary to postpone the above mentioned five days period to mid August in order to provide the parties with sufficient time to explore the availability to the combined company of additional financial resources.

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I would like to emphasize to all PGS employees that the merger process is going ahead as planned.

Lysaker July 24

Reidar Michaelsen
Chairman and CEO
Petroleum Geo-Services